Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Tekmira Pharmaceuticals Corporation

We consent to the incorporation by reference in the registration statement on Form S-3 (No. 333-200625) and registration statement on Form S-8 (No. 333-186185) of Tekmira Pharmaceuticals Corporation of our reports dated March 12, 2015, with respect to the consolidated balance sheets of Tekmira Pharmaceuticals Corporation as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Tekmira Pharmaceuticals Corporation.

/s/ KPMG LLP
Chartered Accountants

Vancouver, Canada
March 12, 2015